February 9, 2005

Fax (508) 528-7000
Thomas R. Venables
President and Chief Executive Officer
Benjamin Frankin Bancorp
58 Main Street
Franklin, Massachusetts  02038-0309

RE:	Benjamin Franklin Bancorp, Inc.
	Form S-1, Amendment No. 1 filed January 24, 2005
	File No. 333-121154
	Form S-4, Amendment No. 1 filed January 31, 2005
	File No. 333-121608


Dear Mr. Venables:


      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1
Cover Page
1. We note your response to comment 3 regarding the legality of structuring the transaction so that 48% of the minimum IPO offering requirement may be met by nonIPO participants. Your reliance on bank regulator approval- whose statutory mission is safety and soundness of banks, not investor protection- is unclear. As previously requested, please provide us with your legal analysis supporting the minimum offering structure. In particular, please explain how this structure satisfies Rule 10b-9.

Summary
Benefits to Officers and Directors- page 7

2. Please move the final paragraph of this section (currently on page
10) to the forepart of the section. In addition, quantify the new benefits. Finally, move the tables toward the beginning of the section.

Relatively High Pro Forma Pricing Multiples May Negatively Affect
After Market Stock Performance Compared with Other Recently
Converted
Institutions- page 24

3. We note that both comparable transactions are trading at more than
50% above their IPO price. Given the impressive aftermarket stock performance by the comps, it would appear that such information should be included in the risk factor to put this risk in context. Please revise or advise.
4. Please add the price to book multiples as requested by comment
13.

Summary Compensation Table, page 122

5. Since you filed in 2004, you have to include 2003 numbers as well as 2004 numbers. Please revise.

Background and Reasons for the Acquisition- page 159
6. Please disclose the dates that Ryan Beck and BNK Advisory Group met with the board as referenced in the second paragraph of this section.
7. Please revise to clarify the disclosure regarding the possibility that Ryan Beck will earn addition compensation from Benjamin Franklin
Bancorp by participating in their "intention to fund our stock-based incentive plan with shares purchased on the open market***."










Tax Aspects of the Conversion and the Chart Bank Acquisition- page
193

8. The last clause of the second tax issue is an unacceptable assumption. Please revise both the disclosure and opinion consistent with this comment.
9. Please delete or advise what significance we should attribute to the phrase "to the effect" found in the first sentence of the subsection "The Chart Bank Merger."

Exhibits

10. Please revise the Tax Opinion, exhibit 8.1, consistent with the prospectus disclosure to specifically include the subscription rights issue.
11. Please provide us with a complete copy of the Appraisal, exhibit
99.2.

Form S-4
General

12. Please include the information required by Item 3(f) of Regulation S-K.

Summary

13. Please quantify the amount of consideration Ryan Beck will receive for its services to: (1) Chart Bank and (2) Benjamin
Franklin.

Directors and Executive Officers Own 77.5% of the Total Votes
Entitled to be Cast - page 4

14. We note your response 61 which details the parties to the Voting
Agreement and the beneficial ownership of Messrs. Bolton Sr., Bolton
Jr., and Haynes totaling 38.1% of the outstanding shares. Noting your expectation that Officers and Directors controlling 77.5% of the outstanding shares will vote in favor of the merger, please provide us with your legal analysis why this we should not consider this a private placement.

Opinion of Financial Advisor- page 76
15. Please advise regarding the underlying pass through value analysis found in the Ryan Beck blue books but not in the
registration statement.  For example, see beginning at Tab 3, page
17
of Ryan Beck`s August 3, 2004 book and Tab 6 of the August 30,
2004
book.


Material Federal Income Tax Consequences of the Merger- page 106
16. Revise the first sentence of the fourth paragraph on page 107 to clarify that the merger will qualify as a reorganization under
Section 368(a) according to tax counsel.
17. Either delete or advise what significance should be attributed to the phrase "to the effect" found in the second sentence of the fourth paragraph on page 107.
18. Please clarify that the tax opinion(s) cover the tax-free stock exchange for Chart shareholders. Revise both the disclosure throughout the prospectus (page 3) as well as the tax opinion(s) to clarify that Chart shareholders are covered.
19. We note your reference to Goodwin Procter, tax counsel, on page
107 but no tax opinion or consent. Please file a tax opinion and consent in the next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Johnson at (202) 942-2961 or Donald Walker, Senior Assistant Chief Accountant at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Barry McCarty at (202) 942-1779 or me at (202) 942-1760 with any other questions.

						Sincerely,



Mark Webb
Legal Branch Chief
Office of Financial Institutions